SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz
Mark S. Guberman
Cara A. Frye•
[redacted]
Heatner L. Spurrier•
Remy S. Esquenet

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
[redacted]

04035067

• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

May 27, 2004

SUPPL

RECEIVED
2004 JUN -4 A 11: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 27, 2004 Stock Exchange Announcement – Director Shareholdings – N J Temple

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dw 6/30

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-36.doc
T:060804

REG-Electrocomponents Director Shareholding

RNS Number:1637Z
Electrocomponents PLC
27 May 2004

ELECTROCOMPONENTS PLC ("the Company")

The Company has been informed that on 27 May 2004 Mr. N J Temple, a Non-Executive Director of the Company acquired 3000 ordinary shares of 10p each in the Company.

The shares were acquired at a price of 359.8p.

Mr Temple now holds 10,040 shares in the Company, which represents less than 0.1% of the issued share capital.

CARMELINA CARFORA

Group Company Secretary

27 May 2004